United States securities and exchange commission logo





                             July 8, 2021

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001855557

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on June 11, 2021

       Cover Page

   1. Your disclosure that you have received approval from Nasdaq to have your ordinary shares listed on the
Nasdaq Capital Market is inconsistent with your disclosure elsewhere in the filing that you
intend to apply to list your ordinary shares on the Nasdaq Capital
                                                        Market. Please advise
or revise.
   2. Please identify Mr. Jie Liu, your chief executive officer and Chairman of the Board, as the shareholder who will
control substantially all of the voting power.
 Jie Liu
FirstName   LastNameJie Liu
Hongli Group   Inc.
Comapany
July 8, 2021NameHongli Group Inc.
July 8,2 2021 Page 2
Page
FirstName LastName
Prospectus Summary
Our Company, page 1

3. Please disclose the source of your statement that you are a leading cold roll formed steel profile manufacturer in China. Discuss the measure by which you are a leading manufacturer. For example, disclose whether you lead by market share, sales,
         revenues, etc.
Our Competitive Strengths, page 3

4.       Please disclose that LOVOL, South Korean VOLVO and SDLG accounted for
79%
         and 80% of sales for the fiscal years ended December 31, 2020 and 2019, respectively.
         Also, we note your statement that you supply "some of the world   s
leading original
         equipment manufacturers, such as XCMG, Caterpillar Inc." Please explain the signficance of highlighting XCMG and Caterpillar in your filing and clarify whether you have material relationship or derive a material portion of your revenue from these customers.
Market Opportunities and Competition, page 4

5. Please disclose the source of your statements in this section regarding the market for cold roll formed steel in China.
Our Corporate Structure, page 10

6. Please revise your organization chart, both here and on page 72, to address the following:
             Disclose the percentage ownership of public shareholders and individual affiliate owners following the offering;
             Disclose the individual owners in Hongli Shandong along with their percentage ownership in the VIE and any related-party interests with the company; and
             Parenthetically within the chart, provide the abbreviated names for each entity as referenced throughout the filing.
Emerging Growth Company Status, page 11

7. You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the JOBS
         Act. Your disclosures indicate that such election is irrevocable; however, the election to take advantage of the extended transition period is not irrevocable. Please clarify your intent and revise your disclosures as necessary. To the extent you intend to take advantage of this provision, revise to include risk factor disclosures indicating that as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates.
 Jie Liu
FirstName   LastNameJie Liu
Hongli Group   Inc.
Comapany
July 8, 2021NameHongli Group Inc.
July 8,3 2021 Page 3
Page
FirstName LastName
Risk Factors, page 14

8. Please add a risk factor that discusses your current indebtedness and disclose whether your bank loans are secured by substantially all of your assets.
9. We note that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies.
Any decline in the availability or increase in the cost of raw materials..., page 15

10. Please clarify that you purchased 44% and 62% of your raw materials from Shanghai
         Wanhe Supply Chain Management Co., Ltd. for the years ended December 31, 2019 and
         2020, respectively. Describe the material terms of your agreement with this supplier including the term and any material termination provisions.
The loss of any of our key customers could reduce our revenues and our profitability..., page 16

11. You state here that your 3 major customers have been with you for more than three years.
         Please reconcile this statement with your disclosures on page 64 where you refer to relationships with these customers for much longer terms and revise your disclosures as necessary.
12. Please briefly describe the material terms of your agreements with LOVOL, South Korean
         VOLVO and SDLG including the term and any material termination provisions. Also, file the agreements with LOVOL and South Korean VOLVO as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Risks Related to Doing Business in China, page 24

13.      Please expand your risk factor disclosures to address the following:
             The impact of the Holding Foreign Companies Accountable Act enacted in December
             2020 and the SEC's interim final rules adopted in March 2021 on your ability to list your securities on a U.S. national exchange, and The potential conflicts of interests that may arise between U.S.
and VIE shareholders
             due to the fact that your VIE shareholder's also have ownership interests, management positions or board seats in the company.
Use of Proceeds, page 34

14. We note that you intend to use a portion of the proceeds of the offering to repay your bank loan. Please disclose interest rate and maturity of such indebtedness. Refer to Item 3.C.4.
         of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Results of Operations , page 39

15. Please tell us and revise to disclose any key performance indicators that you use to
 Jie Liu
FirstName   LastNameJie Liu
Hongli Group   Inc.
Comapany
July 8, 2021NameHongli Group Inc.
July 8,4 2021 Page 4
Page
FirstName LastName
         manage your business along with an explanation for any significant variance in such measures between periods. Refer to SEC Release No. 33-10751.
Results of Operations
For the Years Ended December 31, 2020 and 2019, page 40

16. You state that the increase in revenue for fiscal 2020 was primarily due to increased demand for your products as well from fiscal 2019 orders that were delivered in 2020.
         Please revise to quantify the relative significance for each of these factors. Also, tell us whether you have a similar backlog of orders in fiscal 2020 that will be delivered in fiscal
         2021 and if not, explain whether this a potential negative trend that should be discussed.
         Lastly, clarify the extent to which your revenues were impacted by changing prices and to the extent material, revise your disclosures as necessary. Refer to
Item 303(a)(3) of
         Regulation S-K and Section III.D of SEC Release No. 33-6835.
17. Please revise here to separately disclose the sales and marketing expense for each period presented as you provide on page F-13. Also, include a discussion of the factors that contributed to the change in both R&D and sales and marketing expenses separate from your discussion of total SG&A expenses. To the extent more than one factor contributed to the change in such expenses, please ensure that you appropriately quantify the impact of each such factor.
Liquidity and Capital Resources, page 43

18. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to any potential financing. Refer to Item 303(a)(1) of Regulation S-K and FRC
Section 501.03.a.
19. Please revise here to disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors. Our Business
Expansion Plan, page 65

20.      Please explain further the following as it relates to your Expansion
Plan:
             Clarify whether the letter of intent entered into in November 2020 includes the purchase of new production facilities. If not, to the extent you have committed to purchase such facilities, revise to include a quantified discussion of such commitment.
             Revise to include a discussion regarding your commitment to purchase the industrial park assets in Changle County, Weifang City in the notes to your financial statements. Refer to ASC 440-10-50-1(f).
             Similarly, include a discussion of this commitment in your liquidity section along with a discussion of how you intend to finance this obligation. Tell us the current status of any loan negotiations to fund the
Expansion Plan and to
             the extent you have obtained such financing, ensure you disclose this information in
 Jie Liu
FirstName   LastNameJie Liu
Hongli Group   Inc.
Comapany
July 8, 2021NameHongli Group Inc.
July 8,5 2021 Page 5
Page
FirstName LastName
              your liquidity discussion and subsequent events footnote. Refer to ASC 855-10-50-2.
Business
Intellectual Property, page 70

21. Please disclose the expiration date for each of your utility patents. Contractual Arrangements, page 74

22. Please disclose that East & Concord Partners has opined that the ownership structures of your VIE and your WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between your WFOE, your VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.
Principal Shareholders, page 91

23. Please disclose the portion of each class of securities held by record holders in the United
         States and the number of record holders in the United States. Refer to
Item 7.A.2 of Form
         20-F.
Underwriter's Warrants, page 118

24. Please disclose the material terms of the warrants to be issued to the underwriter including the exercise price and the number shares underlying each warrant. Also, clarify whether the Class A shares underlying the warrants will have different terms than your ordinary shares.
Underwriting
Lock-up Agreements, page 118

25. Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.
Notes to the Consolidated Financial Statements
Note 1 - Organization and Nature of Operations, page F-7

26. Please expand your disclosures regarding the nature, purpose, size and activities of your
         VIEs. Also revise to include a description of the recognized and unrecognized revenue-
         producing assets held by your VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or an assembled workforce. Refer to ASC 810-10-50-5A.d.
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-12

27. Please revise to disclose the amount of remaining performance obligations that are
 Jie Liu
Hongli Group Inc.
July 8, 2021
Page 6
      unsatisfied as of the end of the reporting period. Also, include an explanation of when you expect to recognize revenue associated with such remaining performance obligations.
      Refer to ASC 606-10-50-13.
Note 12 - Income Taxes, page F-19

28. You disclose that 30% of your revenue in 2020 was derived in South Korea. Please tell us whether you are subject to income taxes in South Korea and if so, revise your disclosures accordingly.
29. You disclose that deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.
      Please tell us whether you have any deferred tax assets and/or liabilities and if so, revise to provide the disclosures required under ASC 740-10-50-2.
General

30. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameJie Liu
                                                             Division of
Corporation Finance
Comapany NameHongli Group Inc.
                                                             Office of
Technology
July 8, 2021 Page 6
cc:       Arila Zhou, Esq.
FirstName LastName